SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange act of 1934

For the month of May 2006

Commission File No. 333-09410

Marsulex Inc.

111 Gordon Baker Road, Suite 300

North York, ON

M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

     X

Form 40-F

_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___X_  _

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No.

Document

1.

Marsulex Press Release dated May 25, 2006

MARSULEX AWARDED CONTRACT FOR SUPPLY OF FLUE GAS DESULFURIZATION SYSTEMS TO LOWER COLORADO RIVER AUTHORITY

TORONTO, May 25, 2006 – Marsulex Inc. (TSX: MLX) announced today that its Power Generation Group has been awarded a contract by the Lower Colorado River Authority (LCRA) to install wet limestone-gypsum flue gas desulfurization (FGD) systems at its Fayette Power Project near La Grange, Texas. Marsulex will supply technology, engineering and FGD equipment for Units 1 and 2, each rated at 600 megawatts, to reduce sulfur dioxide and other air emissions. The contact is valued in excess of US $60 million.

Engineering will commence immediately. Delivery of components is expected to commence in June 2007 and substantial completion is expected in the fourth quarter 2008 for Unit 1 and in the second quarter 2009 for Unit 2.

Marsulex President and Chief Executive Officer, Laurie Tugman, said the win signals the re-entry of Marsulex into the U.S. FGD market.  “With the return in recent years to the view that coal is a viable long-term source of energy in the U.S., the industry is investing in infrastructure, including FGD systems, and demand for these systems is expected to increase.  This project with the LCRA was won in competition against top suppliers in the industry and demonstrates Marsulex’s depth of experience in the industry.”

Marsulex has one of the largest installed bases of wet FGD systems in the world.  In recent years, through its extensive base of licensees, Marsulex has won numerous contracts in China to supply engineering, technology and equipment for wet FGD systems.

Marsulex, which is based in Toronto, Ontario, is a leading provider of industrial services, including environmental compliance solutions for air quality control, processing or handling of industrial by-products or waste streams, and is a producer and marketer of sulphur-based industrial chemicals. The Company’s services and products are provided to a broad base of industrial customers in a wide range of industries. Website: www.marsulex.com.

This news release may contain forward-looking statements. These statements are based on current views and expectations that are subject to risks, uncertainties and assumptions that are difficult to predict, including the impact of acquisitions, risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company’s markets, the Company’s reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company’s ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company’s ability to integrate acquisitions and the Company’s ability to protect its intellectual property.

Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise. Additional information identifying risks, uncertainties and assumptions is contained in the Company’s filings with the securities regulatory authorities, which are available at www. sedar.com. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

# # # #

For further information:

Laurie Tugman

or

Edward R. (Ted) Irwin

President and CEO

Chief Financial Officer

Tel: (416) 496-4157

Tel: (416) 496-4164

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

May 26, 2006	By:	/s/ Lucio Milanovich
Lucio Milanovich
Director, Finance